Exhibit 99.1

NORD ANGLIA EDUCATION ANNOUNCES APPOINTMENT OF INDEPENDENT DIRECTOR AND NEW AUDIT COMMITTEE CHAIRMAN

HONG KONG, August 17, 2016 /PRNewswire/ - Nord Anglia Education, Inc. (NYSE: NORD), the world’s leading premium schools organization, announced today the appointment of Louis T. Hsieh as an independent director and new chairman of the audit committee.

Mr Hsieh is currently a non-executive director and Senior Advisor to the Chief Executive Officer at New Oriental Education and Technology Group (NYSE: EDU), China’s largest private educational services provider.  Mr Hsieh joined New Oriental in 2005 as Chief Financial Officer (2005-2015), served as President (2009-2016), and director (2007-Present).  Prior to his time at New Oriental Mr Hsieh held senior executive positions in private equity and investment banking with UBS AG (Managing Director and Asia Tech/Media/Telecom Head), JP Morgan (Vice President) and Credit Suisse, and served as a corporate and securities law attorney at White & Case.  Mr. Hsieh holds a B.S. from Stanford University, an MBA from the Harvard Business School, and a JD from the Boalt Hall Law School at UC Berkeley.

Mr Hsieh has a wealth of knowledge and experience in US and international GAAP accounting, US listing requirements and SEC regulations and reporting including Sarbanes-Oxley.  He also has significant executive-level experience in the Chinese and global education markets.

Mr Hsieh has held independent director roles on five US listed company boards, and has been chairman of the audit committees for four of those companies.  In addition to Nord Anglia Education, Mr. Hsieh currently serves as an independent non-executive director and chairman of the audit committee of JD.com (NASDAQ: JD), China’s leading online direct sales e-commerce company, and as an independent director of United Information Technologies, a private Chinese company focussing on storage solution products and services.

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About Nord Anglia Education, Inc.

Nord Anglia Education (NYSE: NORD) is the world’s leading premium schools organization. Our 42 international schools are located in China, Europe, the Middle East, Southeast Asia and North America. Together, they educate more than 35,300 students from kindergarten through to the end of secondary education. We are driven by one unifying philosophy – we are ambitious of our students, our people and our family of schools. Our schools deliver a high quality education through a personalized approach enhanced with unique global opportunities to enable every student to succeed. Nord Anglia Education is headquartered in Hong Kong SAR, China. Our website is www.nordangliaeducation.com.

For further information, please contact:

Investors:

Vanessa Cardonnel

Corporate Finance and Investor Relations Director - Nord Anglia Education

Tel: +852 3951 1130

Email: vanessa.cardonnel@nordanglia.com

John Rouleau

Managing Director, Investor Relations - ICR

Tel: +1 203 682 8342

Email: john.rouleau@icrinc.com

Media:

Connie Young

Communications Manager

Tel: +852 3951 1147

Email: connie.young@nordanglia.com